Exhibit 2.2

Execution Version

AMENDMENT TO THE

STOCK PURCHASE AGREEMENT

This AMENDMENT TO THE STOCK PURCHASE AGREEMENT (this “Amendment”) is made and entered into as of January 26, 2015 (the “Effective Date”), by and between AVSC Holdings Corp., a Delaware corporation and successor in interest to PSAV Acquisition Corp. (“Buyer”), and AVSC Holding LLC, a Delaware limited liability company (“Seller”), and amends that certain Stock Purchase Agreement, dated November 15, 2013 (the “Purchase Agreement”). Capitalized terms not defined herein shall have the meaning ascribed to such terms in the Purchase Agreement, unless otherwise noted.

WHEREAS, on December 24, 2014, Buyer provided Seller with notice of a claim in respect of which indemnity may be sought under Article 7 of the Purchase Agreement in connection with a complaint filed on June 20, 2014 in the Superior Court of the State of California for the County of Los Angeles in the matter of Erik Maitland and Chester Summers v. Audio Visual Services Group, Inc., Case No. BC549323, which was removed to the United States District Court for the Central District of California on July 21, 2014, Case No. 14-cv-05619-R-JEM (the “Maitland Claim”); and

WHEREAS, the parties desire to amend the Purchase Agreement upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in order to carry out their intent as expressed above and in consideration of the mutual agreements hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

1.	Amendments to Definitions.

(a) The following definitions shall be added to Section 8.1 of the Purchase Agreement:

“Maitland Claim” means that certain claim in respect of which indemnity may by sought under Article 7 of this Agreement relating to the complaint filed on June 20, 2014 in the Superior Court of the State of California for the County of Los Angeles in the matter of Erik Maitland and Chester Summers v. Audio Visual Services Group, Inc., Case No. BC549323, which was removed to the United States District Court for the Central District of California on July 21, 2014, Case No. 14-cv-05619-R-JEM.

“Maitland Claim Notice” means that Notice of Indemnification Claim, dated December 23, 2013, whereby Buyer provided Seller with notice of the Maitland Claim.

“Order Denying Appeal in the Maitland Claim” means an order, mandate or any other decision or ruling entered by the United States Court of Appeals for the Ninth Circuit denying plaintiff’s petition, dated December 19, 2014, for permission to appeal the district court’s order denying class certification pursuant to Federal Rule of Civil Procedure 23(f), as detailed in the Maitland Claim Notice or an order, mandate or any other decision or ruling entered by the United States Court of Appeals for the Ninth Circuit affirming the district court’s order denying class certification pursuant to Federal Rule of Civil Procedure 23(f), as detailed in the Maitland Claim Notice.

2.	Amendment to Notification of Claims; Third Party Claims. The last sentence in Section 7.5(a) of the Purchase Agreement shall be amended and restated in its entirety as follows (emphasis added for changes made to the provision):

“After the Survival Period Termination Date, a Buyer Indemnitee shall only be entitled to make a claim pursuant to this Section 7.5 in respect of UK Tax Losses, the Maitland Claim or, as set forth in Section 7.1, for breaches of the representation and warranty made in Section 2.4(b).

3.	Amendment to Escrow Release. Section 7.6 of the Purchase Agreement shall be amended and restated in its entirety as follows (emphasis added for changes made to the provision):

“The Escrow Release. Other than Buyer pursuant to Section 1.2(c), no Person (including Seller and its Affiliates) shall have any obligation to fund the Escrow Amount. Any indemnification of Buyer Indemnitees or Seller Indemnitees pursuant to this ARTICLE 7 shall be effected by wire transfer of immediately available funds from the applicable Persons to an account or accounts designated in writing by Buyer or Seller, as the case may be, within 15 days after the determination thereof; provided, however, that any indemnification owed to Buyer Indemnitees pursuant to Section 7.2 (other than, following the Survival Period Termination Date, with respect to Losses for breaches of the representation and warranty made in Section 2.4(b)), shall be satisfied solely from the remaining portion of the Escrow Amount. Upon the payment of any amount owed pursuant to Section 1.3(c), Seller and Buyer shall deliver joint written instructions to the Escrow Agent to release funds to Seller in an amount equal to the excess, if any, of the Escrow Amount at such time (after giving effect to any payment made pursuant to Section 1.3(c)) minus $34,850,000. On the Survival Period Termination Date, Seller and Buyer shall deliver joint written instructions to the Escrow Agent to release funds to Seller in an amount equal to the excess, if any, of (i) the Escrow Amount at such time, (ii) minus $15,000,000, (iii) minus the aggregate amount claimed by Buyer Indemnitees pursuant to claims made and not fully resolved prior to such date. If an Order Denying Appeal in the Maitland Claim is entered on or prior to December 31, 2015, Seller and Buyer shall deliver within five (5) Business Days of the date of such entry joint written instructions to the Escrow Agent to release funds to Seller in an amount equal to the excess, if any, of the Escrow Amount at such time, minus $10,000,000. Any amount remaining in the Escrow Account as of December 31, 2015 (minus the aggregate amount claimed by Buyer Indemnitees pursuant to claims made and not fully resolved prior to such date, including the Maitland Claim) shall be released by the Escrow Agent and disbursed to Seller. At any time following December 31, 2015, to the extent the funds held in the Escrow Account exceed the aggregate amount claimed by Buyer Indemnitees pursuant to claims made prior to December 31, 2015, and not fully resolved prior to the time of determination, the excess funds shall be promptly released by the Escrow Agent and disbursed to Seller; provided that if an Order Denying Appeal in the Maitland Claim is entered after December 31, 2015, Seller and Buyer shall deliver within five (5) Business Days of the date of such entry joint written instructions to the Escrow Agent to release all of the funds held in the Escrow Account at such time, less the aggregate amount claimed by Buyer Indemnitees pursuant to claims made prior to December 31, 2015 and not fully resolved at such time. Seller and Buyer shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to make any distributions from the Escrow Account expressly provided herein.”

4.	Acknowledgment of Waived Right to Assume Defense. Seller acknowledges and agrees that it has irrevocably waived its right to assume the defense and control of the Maitland Claim pursuant to Section 7.5(b) of the Purchase Agreement.

5.	Information Rights. Buyer agrees that it shall promptly (i) notify Seller of any material developments in connection with the defense of the Maitland Claim, including a material change in status of any Order Denying Appeal in the Maitland Claim, and (ii) respond to and cooperate with any of Seller’s reasonable requests for information regarding the Maitland Claim, including the status of any Order Denying Appeal in the Maitland Claim, provided, however, that in the case of clauses (i) and (ii), Buyer may withhold any document (or portions thereof) or information that may constitute privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s outside counsel, constitutes a waiver of any such privilege.

6.	No Admission. Nothing in this Amendment or the Purchase Agreement shall be construed as an admission by Seller of any breach of any of Seller’s representations, warranties, covenants or agreements in the Purchase Agreement or that Buyer is entitled to indemnification for any Losses incurred in connection with the Maitland Claim. For the avoidance of doubt, Buyer’s rights (if any) to indemnification for any Losses incurred in connection with the Maitland Claim shall be (if and to the extent applicable) subject to the Per Claim Threshold and the Indemnification Deductible as provided in the Purchase Agreement.

7.	Authority. Each of Buyer and Seller (including Seller in its role as representative of the Rollover Parties (as defined by that certain Letter Agreement, dated January 24, 2014, by and among Buyer, Seller and the other named signatories therein)) represent and warrant that it has the requisite power and authority to execute and deliver this Amendment and that, when so executed and delivered, this Amendment shall be valid and enforceable in accordance with its terms.

8.	Effect on Purchase Agreement. This Amendment is intended by the parties hereto to be an amendment to the Purchase Agreement in accordance with Section 9.2 of the Purchase Agreement. Other than as specifically set forth herein, all other terms and provisions of the Purchase Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect.

9.	Headings and Captions. All headings and captions contained in this Amendment are inserted for convenience only and shall not be deemed a part of this Amendment.

10.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one Amendment

11.	Governing Law. This Amendment shall be governed in all respects, including as to validity, interpretation and effect, by the Laws of the State of New York, without giving effect to its principles or rules of conflict of laws, to the extent such principles or rules are not mandatorily applicable by statute and would permit or require the application of the laws of another jurisdiction.

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IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first above written.

AVSC HOLDING LLC

By	/s/ James J. Connors, II
Name:	James J. Connors, II
Title:	Vice President

[SIGNATURE PAGE TO SPA AMENDMENT]

AVSC HOLDING CORP. as successor in interest to PSAV Acquisition Corp.

By	/s/ J. Michael McIlwain
Name:	J. Michael McIlwain
Title:	Chief Executive Officer

[SIGNATURE PAGE TO SPA AMENDMENT]